VIA EDGAR

July 21, 2020

Office of Healthcare and Insurance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alan Campbell
Joe McCann
Tracey Houser
Daniel Gordon

Re:	iTeos Therapeutics, Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-239415

Dear Mr. Campbell,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), iTeos Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to July 23, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Stephanie Richards at (617) 570-1927. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Stephanie Richards, by facsimile to (617) 321-4374.

If you have any questions regarding this request, please contact Stephanie Richards of Goodwin Procter LLP at (617) 570-1927.

Sincerely, ITEOS THERAPEUTICS, INC.

/s/ Michel Detheux
Michel Detheux Chief Executive Officer

cc:	Matthew Gall, iTeos Therapeutics, Inc.

Mitchell S. Bloom, Esq., Goodwin Procter LLP

Danielle Lauzon, Esq., Goodwin Procter LLP

[Signature Page to Acceleration Request]